Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For December 18, 2006

TECHNIP
(Exact name of registrant as specified in its charter)

6-8 allée de l’Arche
92973 Paris La Défense Cedex, France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82__________

This notice does not constitute an offer for sale of any securities in the United States. The securities described herein may not be offered or sold in the United States absent registration with the Securities and Exchange Commission or an exemption from registration, and any public offering of such securities in the United States may only be made by means of a prospectus that may be obtained from the issuer and that will contain detailed information about the company and management, as well as financial statements. For purposes of the offering of shares to employees of the Technip group in the United States, a registration statement on Form S-8 has been filed with the Securities and Exchange Commission. The offering outside of the United States is not open to U.S. Persons and is made in reliance on Regulation S.

PRESS RELEASE

Paris, December 18, 2006

IMPLEMENTATION OF
A NEW EMPLOYEE SHAREHOLDING PROGRAM

Technip announces the implementation of a new employee shareholding program reserved for Group employees and retirees pursuant to Article L. 225-138-1 of the French Code of Commerce and Article L. 443-5 of the French Labor Code.

The purpose of this new program is to associate Technip employees worldwide more closely with the Group’s development. The program will involve the issuance of a maximum number of 1,112, 646 new shares. The subscription price will be equal to the average of the opening prices of the Technip share on the Eurolist market of Euronext during the twenty trading days preceding February 21, 2007, less a 20 % discount.

The reservation period is scheduled to take place from January 3, 2007 to January 18, 2007 inclusive, and the cancellation period from March 1, 2007 to March 6, 2007 inclusive. The associated capital increase is scheduled to occur on April 3, 2007.

The terms and conditions of this program are described hereinafter.

TERMS AND CONDITIONS OF THE OFFER

ISSUER

TECHNIP
Eurolist by EuronextTM compartiment A – Euronext Paris (France)
Common share ISIN code: FR0000131708
Also listed in the USA on the New York Stock Exchange (NYSE) in the form of American Depositary
Receipts (ADR) under symbol TKP
Security listed on the Deferred Settlement Service (Service de Règlement Différé or SRD)

PURPOSE OF THE TRANSACTION – REASONS FOR THE OFFERING

On the basis of the authorization granted by the Mixed General Shareholders’ Meeting of April 28, 2006 (Eleventh resolution), the Board of Directors has decided during its November 15, 2006 meeting to proceed with an issuance of shares reserved for members of the Technip Group Savings Plan (PEG) pursuant to Article L. 225-138-1 of the French Code of Commerce, and Article L. 443-5 of the French Labor Code.

This offering of shares is extended to all of the Group’s employees in France, Australia, Brazil, Finland, Germany, India, Indonesia, Italy, Japan, Malaysia, Netherlands, Norway, Spain, United Arab Emirates, United Kingdom and Unites States who will be eligible for the Technip Group Savings Plan (PEG), subject to receiving local authorization required in some of these countries. This offer is also extended to retired employees holding assets in the Technip Group Savings Plan, where authorized by local legislation.

The subscription of shares will be conducted in accordance with the applicable legislation in the various countries included in the scope of the offering, either directly or through a Fonds Communs de Placement d’Entreprise (employee shareholding investment vehicle, or FCPE). In certain countries, a guaranteed formula through which an employee’s investment capital is guaranteed will be offered to employees.

The purpose of this new international employee offering is to associate employees of Technip more closely to the development of the Group.

OFFERED SECURITIES

The shareholders of Technip, during the Mixed Shareholders’ Meeting of April 28, 2006, authorized the Board of Directors to increase the total share capital, on one or more occasions, up to a maximum nominal amount representing 3% of the share capital of the company as on the date of the implementation of this authorization through the issuance of new shares or other securities giving access to the company’s share capital reserved for the members of the savings plan of the company and French and foreign companies affiliated with it pursuant to Article L. 225-180 of the French Code of Commerce and Article L. 444-3 of the French Labor Code.

In accordance with this authorization, on November 15, 2006, the Board of Directors has decided on the principle of an issuance of common shares for the benefit of members of the Technip Group Savings Plan, and has fixed the global maximum nominal amount of the capital increase to 1% of the share capital as on the date of its decision, i.e., a maximum number of 1.112.646 shares (rounded down to the closest whole number).

The Chairman and Chief Executive Officer, acting by delegation on behalf of the Board of Directors, will decide on the final terms and conditions of the issuance of shares at a later date, scheduled for February 21, 2007.

Within the framework of this decision, the Chairman and Chief Executive Officer, acting by delegation, will in particular determine the dates of the subscription period and the subscription price of the newly-issued shares which will be equal to the average of the opening share price of the Technip share on the Eurolist market of Euronext during the twenty trading days preceding the date of the decision mentioned above less a 20% discount.

The new Technip shares that will be issued will bear dividend entitlement as of January 1, 2006.

CONDITIONS OF THE SUBSCRIPTION AND RIGHTS ATTACHED TO THE SHARES

Beneficiaries of the share offering: the beneficiaries of the offering are employees of companies in the offering perimeter that are members of the Technip Group Savings Plan having a three-month seniority within the Group. Subject to the provisions of the local laws and regulations, retired employees and employees on early retirement who have made a contribution in the Technip Group Savings Plan prior to the end of their employment retain their status as beneficiaries and are eligible to make contributions to the plan subject to their having kept assets in the Technip Group Savings Plan.

Companies in the offering perimeter:
  Technip, with a share capital of 84,816,289.48 euros and whose registered office is located at 6-8, allée de l’Arche, Faubourg de l’Arche – Zac Danton, 92400 Courbevoie, France, and
  Companies with a registered office in France, Australia, Brazil, Finland, Germany, India, Indonesia, Italy, Japan, Malaysia, Netherlands, Norway, Spain, United Arab Emirates, United Kingdom and Unites States and which are members of the Group Savings Plan (PEG), subject to receiving local authorization in some of these countries.

Existence or absence of a preferential subscription right in the event of a capital increase: the present transaction is undertaken without a preferential subscription right.

Terms and conditions of the subscription: the shares will be subscribed to either directly or through the FCPE.

Voting rights: the voting rights associated with the shares subscribed to and held via an FCPE will be exercised by the FCPE Supervisory Board. The voting rights associated with the shares subscribed to directly or subscribed to and held via the specific FCPE reserved for employees of the Group’s subsidiaries located in Italy will be exercised directly by the employees.

Subscription threshold: the beneficiaries’ annual payments made in the Group Savings Plan shall not exceed, in accordance with Article L.443-2 of the French Labor Code, one-fourth of their gross annual remuneration for 2007. This threshold will be reduced to 0.5% for the subscriptions made in the guaranteed formula during the cancellation period.

Lock-up applicable to the Technip shares or to the FCPE units: the offering subscribers shall hold either the shares subscribed to directly, or the corresponding units of the FCPEs, during a five-year period, excepting the occurrence of an early release event provided for in Article R.442-17 of the French Labor Code.

TENTATIVE TRANSACTION CALENDAR

         Reservation period: from January 3, 2007 to January 18, 2007 inclusive
         Subscription/cancellation period: from March 1, 2007 to March 6, 2007 inclusive
         Capital increase: April 3, 2007

These dates following the reservation period indicated above are provided on a tentative basis and may be subject to change. The dates will be finalized by an upcoming decision on part of the Chairman and Chief Executive Officer acting by delegation on behalf of the Board of Directors.

LISTING

The listing of the newly-issued Technip shares to trading on the Eurolist market of Euronext will be requested as soon as possible following the completion of the capital increase scheduled to take place on or around April 3, 2007.

HEDGING TRANSACTIONS

The implementation of the guaranteed formula may generate hedging transactions, on behalf of the financial establishment in consideration of the swap transaction, prior to the implementation of the offering, as from the date of the publication of this press release, and during the entire period of the offering.

SPECIAL NOTE REGARDING THE INTERNATIONAL OFFERING

This press release does not constitute an offer to sell or a solicitation of offers to purchase Technip shares. The offering of Technip shares reserved for employees will be conducted only in countries where such an offering has been registered with the competent local authorities and/or following the approval of a prospectus by the competent local authorities or in consideration of an exemption of the requirement to prepare a prospectus or register the offering.
More generally, the offering will only be conducted in countries where all required filing procedures and/or notifications have been completed and the authorizations have been obtained.
This press release is not destined for, and copies thereof should not be sent to, countries in which such a prospectus has not been approved or such an exemption is not available or where all of the required filing procedures and/or notifications have not been completed or where the authorizations have not been obtained.

EMPLOYEE CONTACT

The beneficiaries may address all questions regarding this offering to their contact person whose name is indicated in the brochure included in the subscription materials that were provided to them.

The present document constitutes the press release required by the AMF in accordance with article 222-10 of the AMF General Regulations and article 14 of circular n° 2005-11 of December 13, 2005, and the press release required by the AMF in accordance with article 222-3 of the AMF General Regulations.

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With a workforce of more than 21,000 people, Technip ranks among the top five corporations in the field of oil, gas and petrochemical engineering, construction and services. Headquartered in Paris, the Group is listed in New York and Paris. The Group’s main operations and engineering centers and business units are located in France, Italy, Germany, the UK, Norway, Finland, the Netherlands, the USA, Brazil, Abu-Dhabi, China, India, Malaysia and Australia. In support of its activities, the Group manufactures flexible pipes and umbilicals, and builds offshore platforms in its manufacturing plants and fabrication yards in France, Brazil, the UK, the USA, Finland and Angola, and has a fleet of specialized vessels for pipeline installation and subsea construction.

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Public Relations
Laurence Bricq	Tel. +33 (0) 1 47 78 26 37
E-mail: lbricq@technip.com

Investor and Analyst Relations
G. Christopher Welton	Tel. +33 (0) 1 47 78 66 74
E-mail: cwelton@technip.com

Xavier d’Ouince	Tel. +33 (0) 1 47 78 25 75
E-mail: xdouince@technip.

Group website	http://www.technip.com

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Technip's shares trade on the following exchanges:

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TECHNIP
Dated: December 18, 2006
	By:	/s/ Olivier Dubois Olivier Dubois President, Finance and Control Chief Finance Officer